[redacted]

09055771

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40608

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
W.H. Mell Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Springfield Ave.
(No. and Street)

Summit (City) — New Jersey (State) — 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Bradley Mell — (908) 273-4550 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Company, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway, Suite 290 (Address) — Livingston (City) — New Jersey (State) — 07039-1711 (Zip Code)

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
103

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, S. Bradley Mell affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to W.H. Mell Associates, Inc. for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

S. Bradley Mell
Title: President

Date: 2-26-09

Sworn to and subscribed before me
This 26th day of February 2009

Diane M. Fredricks

Notary Public

Diane M. Fredricks
Notary Public of New Jersey
My Commission Expires December 29, 2013

This report contains (check all applicable boxes):

Facing Page.

(x)	(a)	Independent Auditors' Report
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not applicable)
( )	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-2 (Not required).
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report (Not applicable).
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

W.H. MELL ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2008	December 31, 2007
ASSETS		
Cash and cash equivalents	$ 840,630	$ 1,352,577
Deposit with clearing broker	100,000	100,000
Securities owned - trading	9,161,482	12,156,237
Investment in subsidiary	74,488	65,268
Interest receivable	300,711	244,596
Fixed assets, net of accumulated depreciation	50,469	56,924
Security deposits	6,563	6,563
Other assets	19,551	66,194
	$ 10,553,894	$ 14,048,359

	2008	2007
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to Clearing Broker	$ 7,032,964	$ 11,418,531
Securities sold, but not yet purchased	69,632	70,730
Notes payable - employee	250,000	250,000
Accounts payable and other accrued expenses	1,241,919	617,634
Total Liabilities	8,594,515	12,356,895
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares, issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	1,061,168	793,253
Total Stockholder's Equity	1,959,379	1,691,464
	$ 10,553,894	$ 14,048,359